UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934 [Amendment No. 7]

WNC CALIFORNIA HOUSING TAX CREDITS III, L.P.
(Name of the Issuer)

WNC CALIFORNIA HOUSING TAX CREDITS III, L.P.
WNC CALIFORNIA TAX CREDIT PARTNERS III, L.P.
WNC & ASSOCIATES, INC.
WNC INVESTMENT PARTNERS, LLC
WNC COMMUNITY PRESERVATION PARTNERS, LLC
WILFRED N. COOPER, JR.
(Name of Person(s) Filing Statement)

Units of Limited Partnership Interest
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

David N. Shafer, Esq.
WNC & Associates, Inc.
17782 Sky Park Circle
Irvine, California  92614
(714) 662-5565
(Name, Address and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

With a copy to:
Paul G. Dannhauser, Esq.
Derenthal & Dannhauser LLP
1999 Harrison Street
Oakland, California 94612
(510) 350-3070

This statement is filed in connection with (check the appropriate box):
a.
[X] The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").

b.	[ ] The filing of a registration statement under the Securities Act of 1933.
c.	[ ] A tender offer.
d.	[ ] None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [   ]
Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

Calculation of Filing Fee

$1.00	$0.00
Transaction valuation*	Amount of filing fee

Cash purchase price
* Set forth the amount on which the
 filing fee is calculated and state how it was determined.

[  ] Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:  ___________
Form or Registration No.:  ___________
Filing Party:  ___________
Date Filed:  ___________

This statement is intended to be the final amendment to the Rule 13e-3 transaction statements on Schedule 13E-3, together with the exhibits thereto (the “Schedule 13E-3” or “Transaction Statement”), and is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (each, a “Filing Person” and collectively, the “Filing Persons”): WNC California Housing Tax Credits III, L.P. (the “Registrant”), WNC California Tax Credit Partners III, L.P., WNC & Associates, Inc., WNC Investment Partners, LLC, WNC Community Preservation Partners, LLC. and Wilfred N. Cooper, Jr.

On December 30, 2013, the Registrant filed with the SEC a definitive Consent Solicitation Statement (the “Consent Solicitation Statement”) under Regulation 14A of the Exchange Act, relating to the solicitation of the limited partners of the Registrant to the sale of an asset in which the Registrant has an interest to a Filing Person. The approval of the sale required the affirmative vote of limited partners holding at least a majority-in-interest of the outstanding limited partnership interests in the Registrant. Approval was received on February 20, 2014. By letter dated February 19, 2016 (included as an attachment to Amendment No. 6 comprising part of the Transaction Statement), the Registrant reported a settlement agreement. With reference thereto, the Registrant reports that PGI Holdings, LLC acquired the interest in Colonial Village Roseville, a California Limited Partnership and Colonial Village Auburn, a California Limited Partnership for $1,000,000. Accordingly, the asset of the Registrant identified in the Transaction Statement (Colonial Village Roseville) will not be acquired by any Filing Person.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2016

WNC CALIFORNIA HOUSING TAX CREDITS III, L.P., a California limited partnership

By:          /s/MELANIE R. WENK
Melanie R. Wenk, Senior Vice President - Chief Financial Officer of WNC & Associates, Inc., managing general partner of WNC Tax Credit Partners III, L.P., managing general partner

WNC CALIFORNIA TAX CREDIT PARTNERS III, L.P., a California limited partnership

By:          /s/MELANIE R. WENK
Melanie R. Wenk, Senior Vice President - Chief Financial Officer of WNC & Associates, Inc., managing general partner

WNC & ASSOCIATES, INC., a California corporation

By:          /s/MELANIE R. WENK
Melanie R. Wenk, Senior Vice President - Chief Financial Officer

WNC INVESTMENT PARTNERS, LLC, a California limited liability company

By:           /s/WILFRED N. COOPER, JR.
Wilfred N. Cooper, Jr., manager

WNC COMMUNITY PRESERVATION PARTNERS, LLC, a California limited liability company

By:           /s/WILFRED N. COOPER, JR.
Wilfred N. Cooper, Jr., manager of WNC Development Partners, LLC, manager

/s/WILFRED N. COOPER, JR.
Wilfred N. Cooper, Jr.

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